BlackRock Equity Dividend Fund

File No. 811-05178

Item No. 77M (Mergers) -- Attachment

During the semi-annual period ended January 31, 2012, BlackRock Equity Dividend Fund (the “Equity Dividend Fund” or the “Registrant”), File No. 811-05178, acquired substantially all of the assets and certain stated liabilities of the BlackRock Utilities and Telecommunications Fund, Inc. (the “Target  Fund”), File No. 811-06180, in a Reorganization (the “Reorganization”).

The Board of Directors of the Registrant unanimously approved the Reorganization.  As provided in the Agreement and Plan of Reorganization (the “Reorganization Agreement”), the Target Fund transferred all of its assets to the Equity Dividend Fund in exchange for the assumption by the Equity Dividend Fund of certain stated liabilities of the Target Fund and shares of the Equity Dividend Fund, the shares of which were distributed by the Target Fund to the holders of its shares.

On April 1, 2011, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File No. 333-173232) (the “N-14 Registration Statement”).  The N-14 Registration Statement contained the Combined Prospectus/Proxy Statement informing the shareholders of the Target Fund of the Reorganization.  A filing on Form 497 relating to the N-14 Registration Statement was filed on May 17, 2011.  Shareholders of the Target Fund approved the Reorganization at a Special Meeting of Shareholders on June 24, 2011.

On September 12, 2011 (the “Reorganization Date”), pursuant to the Reorganization Agreement, the Target Fund transferred net assets valued at $91,151,057 to the Equity Dividend Fund and received in exchange 747,303  Institutional Shares, 3,870,045 Investor A Shares, 40,170 Investor B Shares, 408,614 Investor C Shares and 417,366 Investor C1 Shares, respectively, of the Equity Dividend Fund. Such shares were then distributed to the shareholders of the Target Fund on that date.